Filed by: Whirlpool Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Maytag Corporation
                                                       Commission File No: 1-655


WHIRLPOOL
CORPORATION


           ADMINISTRATIVE CENTER o BENTON HARBOR, MICHIGAN 49022-2692


JEFF M. FETTIG
CHAIRMAN OF THE BOARD,
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

                                                          July 22, 2005


Mr. Ralph F. Hake Chairman & CEO

Mr. Howard L. Clark, Jr.
Chairman, Special Committee of the Board of Directors

Maytag Corporation
403 West Fourth Street
Newton, IA  50208

Dear Messrs. Hake and Clark:

         I am writing to respond to the announcement Maytag issued yesterday evening.

         First, I would like to express Whirlpool's disappointment that the Maytag Board of Directors was "unable to determine" that Whirlpool's July 17 proposal "may reasonably be expected to lead to a financially superior transaction that is reasonably capable of being completed". We believe there can be no question our July 17 proposal met this standard and, thus, we should have had immediate access to due diligence and an immediate ability to enter into discussions and negotiations with you.

         As we said on July 17, our proposal is a great opportunity to create value for the shareholders, trade customers and consumers of both companies. By your indecision, you have jeopardized this opportunity.

         The transaction that we have proposed derives its value from important efficiencies and the opportunity for Maytag brand revitalization. These benefits are uniquely available in a Maytag acquisition by Whirlpool. This transaction certainly is neither motivated by, nor could it produce, anticompetitive effects. In order to facilitate your prompt review of antitrust questions, we asked our antitrust counsel immediately to summarize the basic analysis that underlies our confidence in the likelihood of antitrust clearance. We provided that information to you on Tuesday. An initial positive reaction by trade customers to the proposed transaction, which is the ultimate "market litmus test", reinforced the numerous reasons why anticompetitive harm is so implausible.

July 22, 2005
Page 2


         Support by large and sophisticated trade customers, as well as small and medium size trade customers, the very groups that would be purported victims of any anticompetitive harm, should provide Maytag with confidence that the proposed transaction poses no risk to competition and will receive prompt antitrust clearance. Whirlpool has received overwhelming positive support from trade customers. We contacted the top 20 trade customers and buying groups, including the top four retailers and top three buying groups that represent 90% of retail appliance sales. To date, we have received 17 letters of support and we expect another on Monday. Two trade customers of the 20 are neutral or supportive, but as a matter of policy are unable to so state in a letter. The proposed transaction is also supported by small and medium sized retailers, as evidenced by the support of NARDA, which represents over 3000 retail storefronts. We are prepared, on condition of confidentiality, to share with you the trade customer letters we have received. A redacted representative sample letter from a major retailer is attached.

         We are making one final request that your Board make the determination that is clearly correct and clearly in the best interests of your shareholders. To address any residual concerns your Board may have, we are supplementing and amending our July 17 proposal in the following respects:

            o First, we are increasing the total value of the consideration we would provide your shareholders to $18 per Maytag share. This increases to nearly 29% the premium Maytag shareholders would receive compared to the existing transaction.

            o Secondly, while the enhancement of our already superior proposal is designed to take into account your antitrust concerns, we are also willing to discuss reasonable mechanisms to address these concerns, including a reverse break-up fee and payment of the contractual break-up fee to Triton upon Maytag's termination of the existing agreement to enter into a definitive agreement with Whirlpool, all as a part of the overall value of our proposal.

         As we emphasized in our proposal five days ago, we have a very short timeframe in which to conduct due diligence and negotiate a definitive agreement given the schedule established by the Maytag Board. We have now lost a week. Every day forward is even more critical than before. Accordingly, we expect to hear from you by 6:00 p.m. (Eastern time) Sunday so that we can enter into a confidentiality agreement, have our due diligence team on site and working at your data room and commence discussions and negotiations with you on Monday.



                                                Very truly yours,

                                                /s/ Jeff M. Fettig

                                                Jeff M. Fettig
                                                Chairman, President & CEO



cc:   The Board of Directors
      Maytag Corporation